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                                                                Exhibit C-2

                              [PENTON LETTERHEAD]
                                Thomas L. Kemp
                           Chief Executive Officer


                               September 25, 1998


Mecklermedia Corporation
20 Ketchum Street
Westport, Connecticut  06880
Attention:      Mr. Alan M. Meckler
                  Chief Executive Officer

Mr. Alan M. Meckler
c/o Mecklermedia Corporation
20 Ketchum Street
Westport, Connecticut  06880


Gentlemen:

                  This Letter of Intent sets forth the understandings that exist between Penton Media, Inc. ("Penton"), Mecklermedia Corporation ("Mecklermedia"), and Alan M. Meckler, who beneficially owns approximately 30% of the outstanding common stock of Mecklermedia (the "Stockholder"), concerning the proposed transaction whereby a newly-formed, wholly-owned subsidiary of Penton will acquire Mecklermedia (the "Transaction").

                  The principal terms of the Transaction are as follows:

                  1. CONSIDERATION. Penton will acquire Mecklermedia in a merger transaction in which (i) each issued and outstanding share of common stock of Mecklermedia (the "Common Stock") will be converted into the right to receive $29.00 in cash and (ii) each outstanding option and warrant to purchase Common Stock will be cashed out at $29.00 less the exercise price thereof.

                  2. DUE DILIGENCE. The execution of a definitive agreement is conditioned upon Penton's satisfactory completion of its due diligence investigation (including with respect to business, legal, accounting, tax and environmental matters) of Mecklermedia. Consequently, such investigation will not be a condition to closing the Transaction in the definitive agreement. Penton is prepared to commence its due diligence investigation of Mecklermedia immediately and will complete such investigation as expeditiously as possible, and, in any event, no later than twelve days after the date hereof.


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Mecklermedia Corporation
Mr. Meckler
September 25, 1998
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                  3.       DEFINITIVE AGREEMENTS.

                  (a) Merger Agreement: The Transaction would be effected pursuant to a definitive merger agreement and related transaction documents containing customary representations, warranties, covenants, conditions, no-shop and termination fee provisions and other terms and provisions as are appropriate for a transaction of this nature and which are mutually agreed upon by the parties.

                  (b) Stockholder's Agreement: As a condition to entering into a definitive merger agreement, Penton and the Stockholder would enter into an agreement pursuant to which the Stockholder would (i) agree to vote all shares of Common Stock beneficially owned by the Stockholder at the time of such vote (x) in favor of approval and adoption of the definitive merger agreement and the Transaction and (y) against any alternate acquisition of Mecklermedia or any corporate action that would impair or delay consummation of the Transaction and (ii) grant Penton an option to (x) purchase from the Stockholder for $29.00 per share in cash all of the Common Stock beneficially owned by the Stockholder or (y) receive from the Stockholder the product of (A) 50% of the difference between (1) the per share value of any consideration received generally by the stockholders of Mecklermedia or, if greater, the per share value of any consideration actually received by the Stockholder for his Common Stock, in any alternate acquisition of Mecklermedia consummated within 13 months of the termination of the definitive merger agreement and (2) $29.00 multiplied by (B) the number of shares of Common Stock beneficially owned by the Stockholder. If Penton exercises the option granted in clause (ii)(x) of the immediately preceding sentence and (i) an alternate acquisition of Mecklermedia is consummated within 13 months of the termination of the definitive merger agreement, Penton will pay to Stockholder the product of (A) 50% of the difference between (1) the per share value of any consideration received by Penton in any alternate acquisition of Mecklermedia for the Common Stock purchased under such option and (2) $31.00 multiplied by (B) the number of shares of Common Stock purchased by Penton under such option or (ii) within a certain time period after termination of the merger agreement, such time period to be mutually agreed upon by Penton and the Stockholder, Penton acquires the remaining outstanding Common Stock, Penton will pay to Stockholder the product of


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Mecklermedia Corporation
Mr. Meckler
September 25, 1998
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                           (A) the difference between (1) the per share value of
                           any consideration paid by Penton in such acquisition and (2) $29.00 multiplied by (B) the number of shares of Common Stock purchased by Penton under such option.

                  (c) Joint Venture Agreement. Penton and the Stockholder would also enter into an agreement pursuant to which the Stockholder would be entitled to purchase for $15 million in cash a 50% economic interest in Internet.com, which will be operated by a newly-formed entity of Penton or Mecklermedia ("Webco"). Such agreement would contain provisions
                           (i) regarding the governance and operation of Webco and other terms and provisions as are appropriate for a transaction of such type, (ii) providing for flexibility in structuring the business such that Penton would be able to spinoff such subsidiary tax-free to Penton's stockholders in the future if it so desires, and (iii) that are mutually agreed upon by the parties thereto. In addition, the parties will negotiate in good faith a services agreement between Penton and Webco.

                  4. CONDITIONS. Consummation of the Transaction would be subject to, among other things, (i) negotiation and execution of a definitive merger agreement and a definitive stockholder's agreement, including obtaining board approvals by Penton and Mecklermedia, (ii) the satisfaction or waiver of the conditions precedent set forth therein, (iii) obtaining all required governmental and regulatory approvals and all third party consents and approvals required or deemed desirable and identified by Penton in connection with the Transaction, (iv) obtaining approval by the stockholders of Mecklermedia, (v) Mecklermedia conducting its business and operations in the ordinary course consistent with good business practice, including but not limited to the maintenance of good relationships with suppliers, customers, employees and creditors, (vi) the absence of any material adverse change, as defined in the definitive merger agreement, and (vii) the absence of any temporary restraining order, preliminary or permanent injunction or other order prohibiting consummation of the Transaction.

                  5. COVENANTS. Mecklermedia agrees to provide Penton and its representatives such information concerning Mecklermedia and its business as Penton may reasonably request, and such access to the properties, books and records of Mecklermedia as Penton shall reasonably require to complete its due diligence investigation of Mecklermedia and its business; provided, however, that any on-site visits will be arranged and conducted in a manner so as to minimize any disruption to Mecklermedia's normal business operations. Penton and Mecklermedia will cooperate with each other in good faith in the preparation and negotiation of the definitive merger agreement, the definitive stockholder's agreement and any related documentation contemplated hereby and thereby.


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Mecklermedia Corporation
Mr. Meckler
September 25, 1998
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                  6. PUBLICITY. This Letter of Intent is confidential, and none of Mecklermedia, the Stockholder or Penton will make any public announcement concerning this Letter of Intent or the transactions contemplated hereby without the other parties' prior written consent. This Letter of Intent will terminate automatically in the event that any of the terms, or the existence, hereof are disclosed to any person or entity without the other parties' prior written consent. Notwithstanding the two preceding sentences of this paragraph 6, nothing herein prohibits Penton or Mecklermedia from making any public announcement or other disclosure required by law or the policy of any exchange on which such party's securities are traded.

                  7. EXCLUSIVITY. Penton is prepared to work diligently to complete due diligence, negotiate a definitive agreement and work toward the consummation of the Transaction as soon as practicable. Before committing to the significant expenditures of time, effort and money that will be required, however, we request that Mecklermedia and the Stockholder make a similar commitment. Therefore, the Transaction is additionally conditioned upon Mecklermedia and the Stockholder agreeing that until 5:00 p.m., Eastern Time, on the 12th day from the date hereof (unless this Letter of Intent is terminated sooner pursuant to paragraph 10 below) (the "Expiration Date"), Mecklermedia and the Stockholder will deal exclusively with Penton in connection with the Transaction or any similar transaction, such that none of the Stockholder, Mecklermedia or any of its affiliates or any of their respective representatives (including but not limited to their directors, officers, agents, employees, financial advisors and counsel) will, directly or indirectly, solicit, encourage or initiate any inquiries or the making of any offer or proposal from, or engage in any negotiations or discussions with, or provide any information to, any corporation, partnership, person or other entity or group (other than Penton and its representatives) (a "Person") concerning the sale of Mecklermedia or any of its assets or securities or any merger, consolidation, tender or exchange offer, joint venture, liquidation, restructuring, recapitalization or similar transaction involving Mecklermedia or any of its subsidiaries or divisions (a "Transaction Proposal"). Mecklermedia will notify Penton immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, Mecklermedia, or if the Board of Directors of Mecklermedia has undertaken to engage or participate in any negotiations or discussions concerning or provide any information or data to any Person relating to a Transaction Proposal.

                  8. COSTS AND EXPENSES. Penton and Mecklermedia will each bear their own costs and expenses incurred in connection with the Transaction.

                  9. NONBINDING NATURE OR PROPOSAL. This Letter of Intent constitutes a statement of interest with respect to the Transaction and does not constitute an offer capable of being accepted or a binding commitment by us in any respect. A binding commitment with


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Mecklermedia Corporation
Mr. Meckler
September 25, 1998
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respect to the Transaction would result only from the execution and delivery of a definitive merger agreement and any other necessary documentation, subject to the conditions expressed therein. Notwithstanding the two preceding sentences of this paragraph 9, this sentence and the provisions of paragraphs 5, 6, 7, 8, 10, 11 and 12 of this Letter of Intent are intended to be fully binding upon the parties hereto with respect to the matters therein upon the execution of this Letter of Intent by Mecklermedia and the Stockholder. The provisions of this paragraph 9 supersede any conflicting provisions in the Confidentiality Agreement, dated September 23, 1998, between Penton and Mecklermedia (the "Confidentiality Agreement").

                  10. TERMINATION. This Letter of Intent may be terminated by any party hereto and (except as provided in paragraph 9) no party hereto will have any obligation to any other party with respect to the subject matter hereof if a definitive agreement in respect of a Transaction has not been executed by the Expiration Date, unless terminated earlier by the mutual written agreement of the parties hereto.

                  11. GOVERNING LAW. This Letter of Intent will be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of laws principles thereof.

                  12. ENTIRE AGREEMENT. This Letter of Intent embodies the complete understanding among the parties hereto with respect to the subject matter hereof and supersedes all previous and contemporaneous agreements between the parties (whether written or oral), relating to the subject matter hereof, other than the Confidentiality Agreement as modified by paragraph 9 hereof.

                  13. COUNTERPARTS. This Letter of Intent may be executed in one or more counterparts, each of which will be deemed an original, but all of which will be deemed one instrument.


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Mecklermedia Corporation
Mr. Meckler
September 25, 1998
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                  If the foregoing correctly sets forth your understanding of our mutual intentions with respect to the transactions described herein, please so indicate by signing the enclosed copy of this letter in the space provided below and returning it to us.

                                           Very truly yours,

                                           PENTON MEDIA, INC.



                                           By:  /s/ Thomas L. Kemp
                                               ---------------------------------
                                               Thomas L. Kemp
                                               Chief Executive Officer

Accepted and Agreed to:

MECKLERMEDIA CORPORATION



By:  /s/ Alan M. Meckler
    ------------------------------
     Alan M. Meckler
     Chief Executive Officer



/s/ Alan M. Meckler
---------------------------------
Alan M. Meckler